Exhibit 99.1

Trading Symbol TSX V: GTC

July 26, 2011
GETTY COPPER INC.

NEWS RELEASE
GETTY FILES AMENDED QUARTERLY

Vancouver, British Columbia – July 26, 2011 – Getty Copper Inc. (“Getty” or the “Company”)

As a result of a review by the British Columbia Securities Commission, Getty is issuing the following press release to clarify our disclosure.

The March 31, 2011 interim financial statements have been revised to reflect a statement of changes in equity in comparative format, the presentation of the statement of financial position at the transition date on the face of the financial statements rather than in the notes to the financial statement and to label the reconciliation of comprehensive income for the year ended December 31, 2010.

These amendments were required to comply with IRFS which became effective January 1, 2011.

About Getty Copper Inc.

Getty is a Vancouver based company focussing efforts on advancing its 220 square kilometre (85 square miles) copper property which is immediately adjacent to Teck’s Highland Valley copper mine. Getty recently filed a 43-101 compliant Pre-feasibility Study over the two known copper deposits, on the Getty property which is situated immediately adjacent to one of the world’s largest open pit copper mine.

ON BEHALF OF THE BOARD OF DIRECTORS

Donald R. Willoughby, FCA, Chief Financial Officer

For further information please contact:

Dr. Corby G. Anderson QP CEng FIMMM FIChemE
GETTY COPPER INC.
Phone: 604-931-3231 Fax: 604-931-2814

This release includes certain statements that may be deemed "forward-looking statements" in connection with the likelihood of completion of a private placement. Any statement about a future event is inherently uncertain and completion of any financing is subject to a number of conditions including regulatory and the state of capital markets. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release